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Third Quarter Report 2002

NATIONAL BANK OF CANADA

Highlights

(unaudited)	Quarter ended July 31 2002	2001	% change	Nine months ended July 31 2002	2001	% change
Operating results (millions of dollars)						
Total revenues (taxable equivalent basis)	**$ 667**	$ 812	(18)	**$ 2,299**	$ 2,372	(3)
Income before goodwill charges	**26**	148	(82)	**294**	435	(32)
Net income	**26**	143	(82)	**294**	421	(30)
Return on common shareholders' equity before goodwill charges	**2.3 %**	15.9 %		**10.1 %**	16.2 %	
Per common share						
Income before goodwill charges	**$ 0.12**	$ 0.73	(84)	**$ 1.47**	$ 2.15	(32)
Net income	**0.12**	0.70	(83)	**1.47**	2.07	(29)
Dividends paid	**0.24**	0.21	14	**0.69**	0.61	13
Book value				**19.29**	18.57	4
Stock trading range						
High	**33.73**	30.60		**34.93**	31.00	
Low	**29.01**	25.20		**24.70**	23.00	
Close	**31.60**	29.97		**31.60**	29.97	

Financial position (millions of dollars)	July 31 2002	October 31 2001	% change
Total assets	**$ 72,097**	$ 75,763	(5)
Loans and acceptances	**43,481**	48,062	(9)
Deposits	**51,290**	51,436	–
Subordinated debentures and shareholders' equity	**5,434**	5,763	(6)
Capital ratios - BIS			
Tier 1	**10.2 %**	9.6 %	
Total	**14.2 %**	13.1 %	
Impaired loans, net (Note 5)	**(124)**	91	
Impaired loans, net as a % of net loans and acceptances	**(0.3)%**	0.2 %	
Assets under administration/management	**135,644**	115,086	
Total personal savings	**63,927**	60,783	
Interest coverage	**7.20**	8.74	
Asset coverage	**3.42**	3.55	
Other information			
Number of employees	**17,235**	17,070	1
Number of branches in Canada	**544**	546	–
Number of banking machines	**822**	834	(1)

Message to Shareholders

National Bank of Canada declared income before goodwill charges of $26 million or 12 cents per share for the third quarter ended July 31, 2002, compared to $148 million or 73 cents per share for the corresponding quarter of 2001. During the quarter, the National Bank recorded an impairment charge of $112 million after taxes further to the revaluation of the Bank's investment in Cognicase Inc. The Bank acquired an interest in Cognicase Inc. when it sold SIBN Inc., its information technology subsidiary, in May 2000. Excluding this charge, income before goodwill charges would have been $138 million or 73 cents per share.

	$ millions	Per share
Net income	26	$0.12
Impairment charge	112	$0.61
	138	$0.73

The value assigned to the investment in Cognicase reflects a conservative assessment in view of current conditions in the technology sector. This adjustment to the book value of the investment in no way affects the Bank's business relationship with Cognicase, which remains the preferred supplier of information technology services to the Bank and its subsidiaries.

The quality of the loan portfolio continued to improve. In fact, as at July 31, 2002, net impaired loans were down $32 million and allowances for credit losses exceeded gross impaired loans by $124 million compared to $92 million at the end of the previous quarter.

Tier 1 capital remained high at 10.2% of regulatory capital as at July 31, 2002 versus 10.7% as at April 30, 2002 and 9.6% as at October 31, 2001.

Business development

During the third quarter, the Bank undertook various initiatives designed to achieve its strategic objectives and carry out its business plan.

Specifically, on August 12, 2002, the Bank concluded its acquisition of mutual fund manager and distributor Altamira, a move which will enable it to strengthen its position in the strategic wealth management niche, one of the Bank's main growth targets.

The Bank also continued to deploy its new Wealth Management business line in the third quarter. This specialized team fosters customer loyalty by offering personalized service adapted to the specific needs of wealthy and upscale clients, thereby further consolidating the Bank's position in the key niche of portfolio management.

In keeping with its strategy of providing superior customer service, the Bank further enhanced its product offering by becoming the first financial institution in Quebec to offer person-to-person payment through its Internet Banking Solutions service.

The Bank reaffirmed its commitment to the promising sector of electronic commerce when it changed the name of its ClicCommerce subsidiary to National Bank eCommerce. Through new partnerships, National Bank eCommerce has redefined and expanded its offering of e-commerce solutions that are customized to companies' needs.

With a view to further diversifying its distribution network, the Bank also signed a new service agreement with the Québec CMA Order which will enable the Order's 7,500 members to benefit from a financial package designed specially for the needs of professional associations.

Réal Raymond
President and
Chief Executive Officer

Montreal, August 29, 2002

Management's Analysis of the Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the third quarter and the nine months ended July 31, 2002.

Strategic Objectives

As indicated in the 2001 Annual Report, the National Bank set certain strategic objectives for itself for fiscal 2002 and subsequent years. The results obtained for the first nine months of 2002 include the impact of the provision for credit losses in the telecommunications sector taken in the second quarter.

	Objectives	2002 Q3 Results*	2002 9-Mos. Results*
Growth in earnings per share	4% - 6%	–%	-3%
Return on common shareholders' equity	15% - 17%	14.6%	14.2%
Efficiency ratio	61% in 2003	63.3%	61.6%
Tier 1 capital ratio	7.75% - 8.75%	10.2%	10.2%

*excluding the impairment charge for an investment

Operating Results

In the third quarter of 2002, the Bank recorded an impairment charge of $137 million before taxes ($112 million after taxes) for an investment. This charge reduced earnings per share by 61 cents and return on common shareholders' equity by 12.3 percentage points for the quarter and by 4.1 percentage points for the nine months ended July 31, 2002.

Excluding the impairment charge, the National Bank posted income before goodwill charges of $138 million or 73 cents per share for the third quarter ended July 31, 2002 compared to $148 million or 73 cents per share for the corresponding quarter of 2001. Return on common shareholders' equity before goodwill charges was 14.6% versus 15.9% for the third quarter of 2001.

Income for the first nine months of fiscal 2002, before goodwill charges and excluding the impairment charge, was $406 million or $2.08 per share as against $435 million or $2.15 per share for the same period in 2001. Return on common shareholders' equity before goodwill charges was 14.2% for the period compared to 16.2% for the same period in 2001.

Results by Segment

Earnings for Personal Banking and Wealth Management amounted to $67 million for the third quarter of 2002, up 4.7% from the $64 million recorded for the corresponding period of 2001. Earnings for personal banking operations rose from $51 million in the third quarter of 2001 to $58 million this quarter, for an increase of 14%, whereas earnings for wealth management operations fell 31% to $9 million this quarter, down from $13 million a year earlier as a result of the decline in investor activity on the markets. Net interest income rose 2% to total $252 million. More favourable spreads on certain types of loans were partly offset by the narrower spread on transaction accounts. Other income for the quarter was $228 million compared to $234 million for the third quarter of 2001. The decline in income attributable to a slowdown in retail brokerage activity was only partially offset by an increase in insurance income. At $351 million, operating expenses for the quarter were down close to 1% from the $353 million recorded in the corresponding quarter of 2001. Expected loan losses for the quarter were $23 million compared to $22 million for the quarter ended July 31, 2001.

For the first nine months of fiscal 2002, earnings for Personal Banking and Wealth Management were $191 million as against $193 million for the same period in 2001.

Commercial Banking posted total earnings of $29 million in the third quarter, for a 12% increase over the $26 million recorded in the corresponding quarter of 2001. Third-quarter net interest income was $69 million compared to $72 million for the same period a year earlier. A 3% decline in loan volumes as well as narrower interest spreads accounted for the $3 million decrease in net interest income. Other income rose by $3 million to reach $39 million, chiefly because of fees on bankers' acceptances. Operating expenses, at $39 million for the quarter, fell almost 5% from the same period in 2001. Expected loan losses were $22 million for the quarter compared to $26 million for the corresponding quarter of 2001.

For the nine months ended July 31, 2002, earnings for Commercial Banking totalled $88 million as against $91 million for the same period in fiscal 2001.

Financial Markets, Treasury and Investment Banking recorded third-quarter earnings of $59 million, or an 11% increase over the corresponding quarter of 2001. Total revenues rose $22 million or 12% to reach $210 million. The increase in revenues was primarily attributable to institutional operations at National Bank Financial. Operating expenses were $107 million this quarter compared to $94 million for the third quarter of 2001, for a 14% increase chiefly related to variable compensation. Expected loan losses were $9 million versus $8 million for the quarter ended July 31, 2001.

Earnings for Financial Markets, Treasury and Investment Banking for the first nine months of the fiscal year amounted to $202 million, up 35% from the $150 million recorded for the same period in 2001.

Management's Analysis of the Financial Condition and Operating Results (cont.)

Revenues
Net interest income, on a taxable equivalent basis, was $358 million compared to $359 million for the corresponding quarter of 2001. Higher net interest income on credit card advances as well as an increase resulting from asset and liability matching activities were offset by a reduction attributable to transaction accounts and lower commercial and corporate loan volumes.

Excluding the impairment charge for an investment, other income, on a taxable equivalent basis, was $446 million versus $453 million for the third quarter of 2001. Trading revenues and gains on securities were down $18 million. However, this decrease was partially offset by higher capital market fees, securitization revenues and foreign exchange gains.

Operating Expenses
Operating expenses for the third quarter of 2002 were $508 million as against $503 million for the corresponding quarter of 2001, representing a 1% increase. Higher compensation expenses were in large part offset by lower expenses for computers and equipment.

Provision for Credit Losses and Impaired Loans
The provision for credit losses for the quarter was $62 million versus $130 million for the second quarter and $18 million for the quarter ended July 31, 2001. In the third quarter of 2001, loan losses were chiefly attributable to U.S. commercial lending activities which are now presented under discontinued operations.

As at July 31, 2002, allowances for credit losses exceeded impaired loans by $124 million compared to $92 million as at April 30, 2002, for an improvement of $32 million. At the end of fiscal 2001, net impaired loans stood at $91 million.

The ratio of gross impaired loans to total tangible capital and allowances remained excellent at 15.7% as at July 31, 2002 versus 15.9% as at April 30, 2002 and 22.4% as at October 31, 2001.

Assets
The Bank had total assets of $72.1 billion as at July 31, 2002 compared to $75.8 billion at the end of fiscal 2001. Loans and bankers' acceptances were down $2.9 billion primarily because of the sale of asset-based lending operations in the United States.

Savings
Total personal savings administered by the Bank amounted to $63.9 billion as at July 31, 2002 compared to $60.8 billion as at October 31, 2001. Savings administered by National Bank Financial accounted for three-quarters of the $3.1 billion increase. Bank deposits, which represent one-third of savings, have risen 2.7% since the beginning of the fiscal year.

Capital
Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 10.2% and 14.2% respectively as at July 31, 2002 compared to 10.7% and 14.5% as at April 30, 2002 and 9.6% and 13.1% as at October 31, 2001. In comparison to the previous quarter, the ratios declined primarily because of the repurchase of 2.9 million common shares under the normal course issuer bid.

The improvement in the ratios since October 31, 2001 was due to the reduction in risk-weighted assets, particularly following the sale of U.S. commercial lending operations.

Dividends
At its meeting on August 29, 2002, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 24 cents per common share, payable on November 1, 2002 to shareholders of record on September 26, 2002.

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended July 31 2002	Quarter ended April 30 2002	Quarter ended July 31 2001	Nine months ended July 31 2002	Nine months ended July 31 2001
Interest income and dividends					
Loans	**475**	460	612	**1,431**	1,919
Securities	**115**	128	149	**381**	490
Deposits with financial institutions	**40**	43	70	**137**	226
	630	631	831	**1,949**	2,635
Interest expense					
Deposits	**240**	238	433	**746**	1,468
Subordinated debentures	**28**	27	28	**83**	81
Other	**16**	10	24	**37**	74
	284	275	485	**866**	1,623
Net interest income	**346**	356	346	**1,083**	1,012
Other income					
Capital market fees	**127**	150	123	**405**	381
Deposit and payment service charges	**43**	42	41	**127**	119
Trading activities and gains (losses) on investment account securities, net (Note 9)	**(80)**	48	72	**(32)**	198
Card service revenues	**16**	12	24	**40**	66
Lending fees	**45**	47	46	**136**	132
Acceptances, letters of credit and guarantee	**17**	14	17	**48**	48
Securitization revenues (Note 8)	**46**	49	41	**141**	104
Foreign exchange revenues	**18**	17	15	**50**	46
Trust services and mutual funds	**25**	23	25	**71**	72
Other	**54**	56	46	**164**	138
	311	458	450	**1,150**	1,304
Total revenues	**657**	814	796	**2,233**	2,316
Provision for credit losses					
Related to regular operations	**62**	130	18	**252**	107
Related to a revision of the estimated allowance (Note 2)	**-**	–	–	**185**	–
	62	130	18	**437**	107
Operating expenses					
Salaries and staff benefits	**279**	286	265	**847**	794
Premises	**47**	45	44	**136**	134
Computers and equipment	**56**	58	65	**171**	179
Communications	**21**	18	17	**57**	53
Other	**105**	84	112	**289**	323
	508	491	503	**1,500**	1,483
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**87**	193	275	**296**	726
Income tax charge	**50**	63	95	**94**	242
	37	130	180	**202**	484
Non-controlling interest	**8**	8	6	**23**	20
Income before discontinued operations and goodwill charges	**29**	122	174	**179**	464
Discontinued operations (Note 3)	**(3)**	–	(26)	**115**	(29)
Income before goodwill charges	**26**	122	148	**294**	435
Goodwill charges (Note 4)	**-**	–	5	**-**	14
Net income	**26**	122	143	**294**	421
Dividends on preferred shares	**4**	5	9	**16**	27
Net income applicable to common shares	**22**	117	134	**278**	394
Number of common shares outstanding (thousands)					
Average - basic	**184,134**	188,794	190,062	**187,782**	189,799
Average - diluted	**185,439**	190,260	191,083	**189,003**	190,744
End of period				**183,256**	190,230
Income before discontinued operations and goodwill charges per common share					
Basic	**0.13**	0.62	0.86	**0.86**	2.30
Diluted	**0.13**	0.62	0.86	**0.86**	2.29
Income before goodwill charges per common share					
Basic	**0.12**	0.62	0.73	**1.47**	2.15
Diluted	**0.11**	0.62	0.73	**1.46**	2.14
Net income per common share					
Basic	**0.12**	0.62	0.70	**1.47**	2.07
Diluted	**0.11**	0.62	0.70	**1.46**	2.07
Dividends per common share	**0.24**	0.24	0.21	**0.69**	0.61

Consolidated Balance Sheet

(unaudited) (millions of dollars)	July 31 2002	April 30 2002	October 31 2001	July 31 2001
ASSETS				
Cash resources				
Cash and deposits with Bank of Canada	**349**	249	419	328
Deposits with financial institutions	**6,542**	8,083	5,413	4,963
	6,891	8,332	5,832	5,291
Securities				
Investment account	**6,274**	6,312	6,689	6,224
Trading account	**11,923**	11,677	10,992	10,618
	18,197	17,989	17,681	16,842
Loans				
Residential mortgage	**12,497**	12,217	11,875	11,913
Personal and credit card	**5,725**	5,998	5,866	6,148
Business and government	**20,579**	19,130	23,566	22,960
Securities purchased under reverse repurchase agreements	**2,671**	5,162	4,041	3,794
Allowance for credit losses	**(764)**	(762)	(879)	(832)
	40,708	41,745	44,469	43,983
Other				
Customers' liability under acceptances	**2,773**	3,027	3,593	3,525
Assets held for disposal (Note 3)	**415**	567	–	–
Premises and equipment	**245**	238	250	241
Goodwill	**352**	283	304	309
Other assets	**2,516**	2,489	3,634	2,936
	6,301	6,604	7,781	7,011
	72,097	74,670	75,763	73,127
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**22,456**	22,572	21,857	21,635
Business and government	**22,607**	21,635	23,362	22,482
Deposit-taking institutions	**6,227**	6,879	6,217	6,250
	51,290	51,086	51,436	50,367
Other				
Acceptances	**2,773**	3,027	3,593	3,525
Obligations related to securities sold short	**5,042**	6,182	5,379	5,140
Obligations related to securities sold under repurchase agreements	**3,582**	4,690	4,407	3,927
Other liabilities	**3,483**	3,652	4,698	4,046
	14,880	17,551	18,077	16,638
Subordinated debentures	**1,600**	1,630	1,647	1,627
Non-controlling interest	**493**	488	487	471
Shareholders' equity				
Preferred shares	**300**	300	492	492
Common shares	**1,637**	1,628	1,668	1,666
Retained earnings	**1,897**	1,987	1,956	1,866
	3,834	3,915	4,116	4,024
	72,097	74,670	75,763	73,127

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Nine months ended July 31	
	2002	2001
Capital stock at beginning of period	**2,160**	2,145
Issuance of common shares	**43**	13
Repurchase of common shares for cancellation (Note 6)	**(74)**	–
Redemption of preferred shares, Series 10 and 11 for cancellation (Note 6)	**(192)**	–
Capital stock at end of period	**1,937**	2,158
Retained earnings at beginning of period	**1,956**	1,615
Net income	**294**	421
Dividends		
Preferred shares	**(16)**	(27)
Common shares	**(129)**	(115)
Income taxes related to dividends on preferred shares, Series 10, 11, 12 and 13	**(1)**	(1)
Premium paid on common shares repurchased for cancellation (Note 6)	**(204)**	–
Share issuance expenses, net of income taxes	**–**	(1)
Unrealized foreign exchange gains (losses), net of income taxes	**(3)**	2
Loss on redemption of subordinated debenture, net of income taxes	**–**	(28)
Retained earnings at end of period	**1,897**	1,866

Income per Common Share Before Goodwill Charges
(dollars)


0.8
0.6
0.4
0.2
0.0
3rd Q 2001
4th Q
1st Q 2002
2nd Q
3rd Q

	3rd Q 2001	4th Q	1st Q 2002	2nd Q	**3rd Q**
■ Income per common share before goodwill charges	0.73	0.73	0.73	0.62	**0.12**
□ Dividend per share	0.21	0.21	0.21	0.24	**0.24**

Return on Common Shareholders' Equity Before Goodwill Charges
(percentage)


16
12
8
4
0
3rd Q 2001
4th Q
1st Q 2002
2nd Q
3rd Q

	3rd Q 2001	4th Q	1st Q 2002	2nd Q	**3rd Q**
■	15.9	15.4	15.0	13.1	**2.3**

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended July 31		Nine months ended July 31	
	2002	2001	**2002**	2001
Cash flows from operating activities				
Net income	**26**	143	**294**	421
Adjustments for:				
Provision for credit losses excluding discontinued operations	**62**	18	**437**	107
Provision for credit losses attributed to discontinued operations	**(1)**	53	**(51)**	82
Amortization of premises and equipment	**15**	13	**40**	38
Goodwill charges excluding discontinued operations	**–**	5	**–**	14
Goodwill charges attributed to discontinued operations	**–**	–	**–**	1
Future income taxes	**(2)**	(5)	**(5)**	(54)
Adjustment upon foreign currency translation of subordinated debentures	**5**	(2)	**(2)**	3
Impairment charge	**137**	–	**137**	–
Gain on sale of investment account securities, net	**(20)**	(20)	**(48)**	(52)
Change in interest payable	**(43)**	(52)	**(143)**	(115)
Change in interest receivable	**(49)**	54	**(3)**	77
Income taxes payable	**4**	17	**96**	(11)
Change in unrealized losses (gains) and amounts payable on derivative contracts	**57**	(184)	**(9)**	54
Change in trading account securities	**(246)**	1,180	**(931)**	(169)
Change in other items	**(225)**	208	**(75)**	(1,345)
	(280)	1,428	**(263)**	(949)
Cash flows from financing activities				
Change in deposits	**204**	(2,025)	**(146)**	(106)
Issuance of subordinated debentures	**–**	–	**–**	300
Redemption and maturity of subordinated debentures	**(35)**	–	**(45)**	(82)
Issuance of common shares	**35**	7	**43**	13
Common shares repurchased for cancellation	**(94)**	–	**(278)**	–
Preferred shares redeemed for cancellation	**–**	–	**(192)**	–
Dividends paid	**(49)**	(48)	**(145)**	(138)
Change in obligations related to securities sold short	**(1,140)**	(496)	**(337)**	237
Change in obligations related to securities sold under repurchase agreements	**(1,108)**	(896)	**(825)**	(2,390)
Change in other items	**(1)**	(2)	**(4)**	–
	(2,188)	(3,460)	**(1,929)**	(2,166)
Cash flows from investing activities				
Change in loans	**(1,696)**	(191)	**(678)**	344
Change in securitization of assets	**333**	(86)	**(272)**	620
Proceeds from the sale of asset-based loans	**–**	–	**2,540**	–
Purchases of investment account securities	**(6,190)**	(4,548)	**(15,197)**	(13,397)
Sales of investment account securities	**6,111**	4,760	**15,523**	13,611
Change in securities purchased under reverse repurchase agreements	**2,491**	425	**1,370**	1,603
Change in premises and equipment	**(22)**	(10)	**(35)**	(30)
	1,027	350	**3,251**	2,751
Increase (decrease) in cash and cash equivalents	**(1,441)**	(1,682)	**1,059**	(364)
Cash and cash equivalents at beginning of period	**8,332**	6,973	**5,832**	5,655
Cash and cash equivalents at end of period	**6,891**	5,291	**6,891**	5,291
Cash and cash equivalents				
Cash and deposits with Bank of Canada	**349**	328	**349**	328
Deposits with financial institutions	**6,542**	4,963	**6,542**	4,963
Total	**6,891**	5,291	**6,891**	5,291
Interest and dividends paid	**379**	627	**1,177**	2,041
Income taxes paid	**46**	67	**86**	290

Segment Disclosure

Quarter ended July 31
(taxable equivalent basis)
(unaudited)
(millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net interest income[1]	**252**	247	**69**	72	**68**	70	**(31)**	(30)	**358**	359
Other income[1]	**228**	234	**39**	36	**142**	118	**(100)**	65	**309**	453
Total revenues	**480**	481	**108**	108	**210**	188	**(131)**	35	**667**	812
Operating expenses	**351**	353	**39**	41	**107**	94	**11**	15	**508**	503
Contribution	**129**	128	**69**	67	**103**	94	**(142)**	20	**159**	309
Provision for credit losses[3]	**23**	22	**22**	26	**9**	8	**8**	(38)	**62**	18
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**106**	106	**47**	41	**94**	86	**(150)**	58	**97**	291
Income taxes[1]	**39**	42	**18**	15	**34**	33	**(31)**	21	**60**	111
Non-controlling interest	**–**	–	**–**	–	**1**	–	**7**	6	**8**	6
Income before discontinued operations and goodwill charges	**67**	64	**29**	26	**59**	53	**(126)**	31	**29**	174
Discontinued operations	**–**	–	**–**	–	**–**	–	**(3)**	(26)	**(3)**	(26)
Income before goodwill charges	**67**	64	**29**	26	**59**	53	**(129)**	5	**26**	148
Average assets	**27,938**	27,660	**10,884**	11,205	**35,656**	36,403	**(6,686)**	(6,731)	**67,792**	68,537

Nine months ended July 31
(taxable equivalent basis)
(unaudited)
(millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net interest income[2]	**743**	726	**210**	213	**237**	177	**(85)**	(67)	**1,105**	1,049
Other income[2]	**697**	711	**109**	108	**417**	364	**(29)**	140	**1,194**	1,323
Total revenues	**1,440**	1,437	**319**	321	**654**	541	**(114)**	73	**2,299**	2,372
Operating expenses	**1,069**	1,055	**116**	112	**307**	270	**8**	46	**1,500**	1,483
Contribution	**371**	382	**203**	209	**347**	271	**(122)**	27	**799**	889
Provision for credit losses[3]	**72**	71	**63**	62	**24**	22	**278**	(48)	**437**	107
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**299**	311	**140**	147	**323**	249	**(400)**	75	**362**	782
Income taxes[2]	**108**	118	**52**	56	**118**	97	**(118)**	27	**160**	298
Non-controlling interest	**–**	–	**–**	–	**3**	2	**20**	18	**23**	20
Income before discontinued operations and goodwill charges	**191**	193	**88**	91	**202**	150	**(302)**	30	**179**	464
Discontinued operations	**–**	–	**–**	–	**–**	–	**115**	(29)	**115**	(29)
Income before goodwill charges	**191**	193	**88**	91	**202**	150	**(187)**	1	**294**	435
Average assets	**27,858**	27,356	**11,259**	11,552	**37,791**	36,647	**(6,960)**	(6,059)	**69,948**	69,496

Personal Banking and Wealth Management This segment comprises the branch network, intermediary services, full-service retail brokerage, discount brokerage, mutual funds, trust services, credit cards and insurance.

Commercial Banking This segment includes commercial banking services in Canada and real estate.

Financial Markets, Treasury and Investment Banking This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, corporate brokerage and portfolio management.

Other This segment comprises securitization operations, gains from the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Net interest income was grossed up by $12 million ($13 million in 2001) and other income by $(2) million ($3 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(2) Net interest income was grossed up by $22 million ($37 million in 2001) and other income by $44 million ($19 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(3) Provisions for credit losses for the business segments are determined based on expected losses, which are established through statistical analyses.

Loans, Impaired Loans and Allowance for Credit Losses

(unaudited)
(millions of dollars)

Loans and Impaired Loans

		Impaired loans					
	Gross amount	Gross	Specific allowance	Net	General allowance	Country risk allowance	Net balance
July 31, 2002							
Residential mortgage loans	12,497	24	4	20	–	–	20
Personal and credit card loans	5,725	35	14	21	–	–	21
Business and government loans	20,579	581	319	262	–	22	240
Securities purchased under reverse repurchase agreements	2,671	–	–	–	–	–	–
	41,472	640	337	303	–	22	281
General allowance	–	–	–	–	405	–	(405)
	41,472	640	337	303	405	22	(124)
October 31, 2001							
Residential mortgage loans	11,875	46	6	40	–	–	40
Personal and credit card loans	5,866	129	21	108	–	–	108
Business and government loans	23,566	795	314	481	–	38	443
Securities purchased under reverse repurchase agreements	4,041	–	–	–	–	–	–
	45,348	970	341	629	–	38	591
General allowance	–	–	–	–	500	–	(500)
	45,348	970	341	629	500	38	91

Allowance for Credit Losses

For the nine months ended	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance	**July 31 2002**	July 31 2001
Allowance at beginning	341	306	194	38	**879**	936
Transfer of provision to assets held for disposal	(31)	–	–	–	**(31)**	–
Amounts related to discontinued operations	–	(65)	–	–	**(65)**	–
Provision for credit losses						
Related to regular operations	282	49	(79)	–	**252**	107
Related to a revision of the estimated allowance	185	–	–	–	**185**	–
Write-offs	(459)	–	–	(16)	**(475)**	(238)
Recoveries	19	–	–	–	**19**	27
Allowance at end	337	290	115	22	**764**	832

Notes to the Consolidated Financial Statements

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2001. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2002.

1. Significant Accounting Policies

The unaudited interim consolidated financial statements of the Bank, as at July 31, 2002, were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies adopted in the Bank's most recent annual report for the year ended October 31, 2001, with the exception of the new standard described in Note 4.

2. Provision for Credit Losses Related to a Revision of the Estimated Allowance

During the first quarter of 2002, the Bank re-assessed the realizable value of its impaired loan portfolio, taking into account current economic conditions and its goal of accelerating the disposal of this portfolio. Following this re-assessment, the Bank adjusted the estimated allowance for these loans and recorded a provision of $185 million.

3. Discontinued Operations

On January 15, 2002, the Bank finalized the sale of its asset-based lending operations in the United States to PNC Financial Services Group. This transaction generated a gain of $79 million, net of restructuring costs, and net of income taxes of $62 million. Moreover, $41 million of the general allowance for credit risk, less income taxes of $24 million, was reversed under "Discontinued operations". Taking into account the results of these operations during the first nine months of fiscal year 2002, the total contribution from discontinued operations was $115 million, less income taxes of $84 million. The remainder of the loans included in the agreement, representing $415 million as at July 31, 2002, is shown on the balance sheet under the heading "Assets held for disposal". They constitute the asset-based loans covered by an 18-month servicing agreement with PNC Financial Services Group.

4. Goodwill

On November 1, 2001, the Bank adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) entitled "Goodwill and Other Intangible Assets". As of that date, the Bank ceased to amortize goodwill and began the transitional impairment test to detect a possible depreciation in goodwill and assess the loss in value, if applicable. The transitional impairment test was completed in the second quarter of 2002 and the Bank concluded that goodwill as at November 1, 2001 had not been impaired. Aside from eliminating goodwill amortization charges, which amounted to $15 million for the nine months ended July 31, 2001, this new standard had no impact on the financial statements for the nine months ended July 31, 2002.

5. General Allowance for Credit Risk

In 1998, in accordance with the guidance provided by the Superintendent of Financial Institutions Canada (the "Superintendent"), the Bank increased its general allowance for credit risk by $300 million and applied this one-time adjustment to retained earnings. This adjustment did not comply with Canadian GAAP. In 2001, after evaluating the adequacy of the general allowance for credit risk in accordance with Canadian GAAP, the general allowance was established at $403 million (see Note 27 of the 2001 annual financial statements). During the first quarter of 2002, following the sale of its asset-based lending operations in the United States, the Bank reversed an amount of $65 million under "Discontinued operations" ($41 million net of income taxes), representing the portion of the general allowance related to its asset-based lending portfolio in the United States. In addition, following an evaluation of the adequacy of the general allowance for credit risk as at January 31, 2002, the allowance was established at $435 million.

Had the Bank followed Canadian GAAP in the first quarter of 2002, net income would have decreased by $65 million (no impact in the first quarter of 2001), loan loss provisions would have increased by $97 million (no impact in the first quarter of 2001), income taxes would have decreased by $32 million (no impact in the first quarter of 2001), and basic and diluted net income per common share would have decreased by $0.34 (no impact in the first quarter of 2001).

There was no impact as at January 31, 2002 on the unaudited Consolidated Balance Sheet, on the unaudited Consolidated Statement of Changes in Shareholders' Equity and on the book value per common share (see Note 1 of the 2001 quarterly financial statements for the impact as at January 31, 2001).

Furthermore, had the Bank followed Canadian GAAP in the first quarter of 2002, return on common shareholders' equity before goodwill charges would have decreased by 7.08% (0.85% in the first quarter of 2001).

Since January 31, 2002, the general allowance for credit risk has complied with Canadian GAAP and the accounting treatment prescribed by the Superintendent.

6. Capital Stock
(millions of dollars)

Issued and fully paid as at August 19, 2002	
First preferred shares	
5,000,000 shares, Series 12	125
7,000,000 shares, Series 13	175
	300
184,060,583 common shares	1,637
	1,937
5,718,429 stock options outstanding	N/A

Redemption of preferred shares

On November 16, 2001, the Bank redeemed all 3,680,000 Series 10 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $92,000,000.

On February 15, 2002, the Bank redeemed all 4,000,000 Series 11 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $100,000,000.

Repurchase of common shares

The Bank made a normal course issuer bid on March 5, 2002. Under the terms of the bid, the Bank will repurchase up to 9,500,000 common shares over a 12-month period ending no later than March 4, 2003. Purchases are to be made on the open market at market prices through the facilities of The Toronto Stock Exchange, with the Bank determining the number and timing of purchases. Premiums paid above the average carrying value of the common shares are to be charged to retained earnings. As at July 31, 2002, the Bank had repurchased 8,502,160 common shares at a cost of $278 million, which reduced common equity capital by $74 million and retained earnings by $204 million.

7. Acquisitions

A) Putnam Lovell

On June 19, 2002, the Bank finalized its acquisition of U.S. based investment bank Putnam Lovell Group Inc., which in future will operate under the name Putnam Lovell NBF.

Putnam Lovell is a premier investment boutique with a global practice in mergers and acquisitions, structured finance, equity research, equity sales and trading and private equity, all focused on the financial services industry.

The aggregate consideration paid at closing amounted to $27 million and consisted of 807,294 common shares of the Bank valued at $26 million plus a cash payment of $1 million. The value of the common shares issued was established on the basis of the average closing price of Bank shares in the days preceding June 18, 2002, the date on which the number of shares was determined.

The $68 million excess of the purchase price over the fair value of the net liabilities assumed was allocated entirely to goodwill.

An additional amount in the form of 476,119 common shares of the Bank valued at $15 million will be paid in 2004 contingent upon certain profitability targets being met and, if applicable, will be added to goodwill.

The results of Putnam Lovell have been recorded in the consolidated statement of income as of its acquisition date, namely, June 19, 2002.

B) Altamira Investment Services Inc.

Subsequent event – On August 12, 2002, the Bank concluded the acquisition of Altamira Investment Services Inc., a manager and distributor of mutual funds, which it had announced on June 11.

The purchase price of $289.3 million consisted of $280.7 million in cash and 270,671 common shares of the Bank valued at $8.6 million.

The tangible assets acquired amount to approximately $40.3 million while the liabilities assumed amount to approximately $224.6 million and consist primarily of Altamira debt. The excess of approximately $473.6 million of the purchase price over the estimated fair value of the net liabilities assumed will first be allocated to identifiable intangible assets, with the residual allocated to goodwill. As at the date of these consolidated financial statements, the breakdown of the purchase price had not yet been finalized.

8. Securitization

In July 2002, the Bank sold $515 million of its fixed-rate personal loans to a trust. The Bank received cash proceeds of $480 million, net of an initial reserve of $31 million and transaction costs, and retained the rights to future excess interest on the loans, net of loan losses. The Bank also assumed a servicing liability of approximately $5 million recorded in the Consolidated Balance Sheet under "Other liabilities". A pre-tax gain of approximately $2 million, net of transaction costs, was recognized in the Consolidated Statement of Income under "Securitization revenues".

9. Impairment Charge

Given the substantial decline in the market value of the common shares of Cognicase Inc., the Bank carried out a valuation of the book value of the Bank's investment in Cognicase Inc. in the third quarter. Based on the best estimate of the value of the Bank's investment in Cognicase Inc., an impairment charge of $137 million was recorded in the third quarter of 2002 in the Consolidated Statement of Income under "Other income".

Economic Commentary

The Canadian Economy's Stellar Performance

The storm that has rocked stock markets in recent months should not give rise to excessive pessimism about the state of the economy in Canada. As demonstrated by the remarkable performance of the employment and housing markets, Canada's economy is doing very nicely.

Economic growth south of the border was a mere 1.1% in the second quarter. Moreover, the latest economic indicators point to anaemic growth for this quarter. At the beginning of the quarter, the average work week of factory workers was shortened to a level normally associated with a cyclical low. The ISM manufacturing index indicates that, in July, the manufacturing sector was treading water. However, the loss of momentum is not confined only to manufacturing – the ISM non-manufacturing index is also down substantially. As for employment, the number of new jobs is growing at a snail's pace.

It cannot be denied that the U.S. economic recovery has slowed significantly, with some even worrying about a double-dip recession. Such a conclusion strikes us as premature. For one thing, we have not witnessed any surplus in inventories which would forcibly reduce the rate of production at this point. For another, the weakness has not spilled over to the residential housing market.

Concern about the state of the economy extends well beyond the United States. The leading indicator for all the OECD countries shrank 0.1% in June for the first time since last October. More importantly, this economic weakening is widespread: only seven out of 22 countries recorded an improved outlook in June. In Germany, the largest economy in the euro zone, new manufacturing orders plunged sharply in June, a month in which four million workers were unemployed. The corresponding rise in unemployment benefits will exacerbate the budget deficit, which could exceed the limit of 3% of GDP established under the Maastricht Treaty. In Latin America, the crisis in Argentina last December threatens to extend to Uruguay and Brazil.

Of course, Canada is not immune to the reversal of fortune affecting the economies of its trading partners, nor to the jolts shaking financial markets. An example of this is the sudden depreciation of the Canadian dollar in July when the turbulence that hit trading floors spread to the foreign exchange market. Despite these setbacks, we must not lose sight of the vital fact that Canada's economy has turned in a stellar performance. On some levels, Canada this time is faring noticeably better than the United States.

Canada has escaped virtually unscathed from the effects of the U.S. recession. In the first half of 2002, it proved to be a veritable job-creating machine, producing more than 300,000 new jobs since the start of the year. In comparison, the U.S. job market is only just beginning to recover the huge number of jobs lost during the last recession. For the first time in 10 years, the proportion of working Canadians is higher than the proportion of working Americans. This job creation fuels domestic demand, not only for consumer goods, but for housing as well. The housing sector is enjoying the added advantage of low mortgage rates combined with low vacancy rates. In fact, housing starts regularly exceeded an annualized rate of 200,000 new units during the first six months of 2002.

What is driving the Canadian economy's impressive performance? First, unlike the United States, Canada has benefited from its status as a net exporter of energy. Secondly, the last recession was brought on by a sharp decline in investment spending. In this respect, Canada was less affected than the United States as its information technology sector accounts for a smaller portion of the economy. Thirdly, thanks to low inflation rates, the Bank of Canada had all the latitude it needed to soften monetary conditions. And lastly, Canada's success in cleaning up its public finances translated into tax breaks for Canadians which enabled them to release pent-up spending demand.

Looking to the future, Canada has solid fundamentals, such as its current account surplus and a budget surplus. Public debt is still a sizeable burden, but provided we stay on track the problem will take care of itself. There is therefore every reason to remain optimistic and to look ahead to the next challenge which, once public finances are in order, will be productivity.

Bank News

ClicCommerce becomes National Bank eCommerce and broadens its product offering of e-commerce solutions. On May 30, ClicCommerce was renamed National Bank eCommerce. This name change clearly shows the Bank's commitment to be a full player in this field of the future. It also fits in with the Bank's strategy aimed at creating a uniform image for all the entities making up the National Bank group. What's more, with this leading-edge positioning, the Bank has redefined and broadened its offering of e-commerce solutions.

An *Octas* award for information security. The National Bank was awarded an *Octas* by the *Fédération de l'informatique du Québec* in the security and protection of information category. The theme of this year's 16th edition of the *Octas* awards was *creativity in action*. The award recognizes the unstinting efforts made by Bank employees and partners in order to offer Internet users a secure website for their transactions.

***2001 Solidaire* prize awarded to the National Bank.** In June, the Bank received the *2001 Solidaire* prize in the overall support category awarded by United Way/Centraide of Greater Montreal. This prize is given every year to the company that distinguishes itself the most through its contribution to the fundraising campaign, its commitment and enthusiasm, as well as the dedication of its employees at all levels of the organization. Employee donations reached an all-time high of $410,436, to which the Bank added a $450,000 corporate donation.

The National Bank participates in the fundraising campaign for the Foundation for Research into Children's Diseases. For the seventh consecutive year, the Bank in May participated in the fundraising campaign for the Foundation for Research into Children's Diseases by selling tickets for the Ovide Duck Race in its branches in Quebec. Some $225,000 was raised for the Foundation in this way.

The National Bank launches person-to-person payments. Since mid-June, clients of the National Bank's Internet Banking Solutions have been able to make person-to-person payments on the Internet, via the Bank's www.nbc.ca website. The National Bank is the first financial institution in Quebec to offer this service.

The National Bank places 18th for good corporate citizenship. In the first year for which the Canadian firm, Corporate Knights, ranked the best 50 corporate citizens in Canada, the Bank took 18th spot. Corporate Knights, which looked at the largest 300 companies listed on The Toronto Stock Exchange, defines a good corporate citizen as a company that generates profits for its shareholders, participates in community development, respects the environment, treats its employees well and ensures customer satisfaction.

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact Elaine Carr, Director – Investor Relations, by telephone at (514) 394-0296 or by fax at (514) 394-6196. For more information about the Bank and its publications, you can visit the Bank's website at **www.nbc.ca**

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171.

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations

NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

